

October 23, 2012

Via E-mail
Megan W. Patton
Vice President and Controller
Bank of the Carolinas Corporation
135 Boxwood Village Drive
Mocksville, NC 27028

> **Re: Bank of the Carolinas Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-52195**

Dear Ms. Patton:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K

Provision for Loan Losses, page 36

1. Noting the significant charge-offs recorded in 2011, particularly in relation to the allowance for loan losses at January 1, 2011, please tell us and revise future filings to provide a detailed discussion of the facts and circumstances that resulted in the charge-offs. Your discussion should address charge-offs by loan category and charge-offs between each quarter in 2011, to the extent there were material charge-offs between them. Discuss whether there were changes in the methodologies used by management to develop the allowance for loan losses and, if so, quantify the effect of those changes on each loan category. If there were several factors that resulted in the charge-offs within

each loan category, identify each one and quantify the effect it had on loan charge-offs within the applicable loan category.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851or me at (202)551-3492 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant